Exhibit 12.1
Vanguard Health Systems, Inc.
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in millions)

	Year	Year		Year		Year	Year
	ended	ended		ended		ended	ended
	June 30,	June 30,		June 30,		June 30,	June 30,
	2007	2008		2009		2010	2011
EARNINGS:
Income (loss) from continuing operations before income taxes	$(122.5)	$5.6		$48.9		$(58.4)	$7.9
Equity method income	(1.0)	(0.7)		(0.8)		(0.9)	(0.9)
Fixed charges, exclusive of capitalized interest (a)	140.7	138.6		124.7		127.8	187.1

Earnings	$17.2	$143.5		$172.8		$68.5	$194.1

FIXED CHARGES:
Interest charged to expense (b)	$131.6	$128.4		$114.0		$116.8	$173.6
Portion of rents representing interest (c)	9.1	10.2		10.7		11.0	13.5

Fixed charges, exclusive of capitalized interest	140.7	138.6		124.7		127.8	187.1

Capitalized interest	3.0	1.4		2.0		2.4	5.6

Total fixed charges	$143.7	$140.0		$126.7		$130.2	$192.7

Ratio of earnings to fixed charges	n/a	1.03	x	1.36	x	n/a	1.01	x

Amount by which earnings are inadequate to cover fixed charges	$126.5	n/a		n/a		$61.7	n/a

(a)	Calculated in fixed charges section below.

(b)	Excludes interest income. Includes amortization of deferred financing costs and debt discount amortization.

(c)	Estimated to be 25% of consolidated rental expense.